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                                  Exhibit 7.2
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                                   AGREEMENT

         This Agreement, dated April 26, 1995, is entered into among Richard Osborne ("Osborne"), Turkey Vulture Fund XIII, Ltd.("TVF") and Smith Barney, Inc. ("Smith Barney") with respect to margin maintenance requirements for the securities brokerage account maintained at Smith Barney by TVF (the "Account").

         1) Osborne will wire transfer to Smith Barney $1.3 million in Federal Funds no later than 5:00 p.m. on April 26, 1995. These funds shall be deposited in the Account.

         2) TVF and Osborne represent that(a) Osborne is a Managing Member of TVF with authority to bind TVF, and (b) TVF is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio, and that the execution and delivery of this Agreement by TVF are duly authorized under the Operating Agreement and will not violate or conflict with any judgment, order, document or instrument to which TVF is a party or by which it is bound.

         3) TVF will direct the transfer to Smith Barney on April 26, 1995 of TVF's securities brokerage account at Kemper Securities. Such account contains 965,500 shares ("Shares") of the common stock of First Union Real Estate Equity and Mortgage Investment, which is subject to a margin debit of approximately $2.8 million. Osborne and TVF represent and warrant that (a) the Shares are freely saleable under the Securities Act of 1933 ("Act") and neither Osborne nor TVF will take any action while the Shares are held as collateral for the margin debit to cause the Shares to become subject to Rule 144 under the Act or otherwise not to be freely saleable under the Act, and in the event the Shares cease to be freely saleable under the Act, Osborne and TVF shall be required, jointly and severally, to pay to Smith Barney the remaining margin debit in the Account no later than three (3) business days after the occurrence of any such action, and (b) the Shares are free of any liens and encumbrances, except the margin debit referred to above.

         4) Smith Barney will not call for additional maintenance margin with respect to securities in the Account (except to the extent required by law or in the event TVF purchases additional securities on margin) if TVF meets for the duration of this Agreement the following minimum equity requirements in the account:

                 a) 35% on the First Union Real Estate and Mortgage Investment and 40% on the Prudential Realty Trust for the six month period commencing April 11, 1995;

                 b) 45% for the entire account for the following six months thereafter; and

                 c)       50% for the entire account by April 11, 1996.

         5) On or after May 11, 1996, Smith Barney may review the circumstances concerning the Account and shall have the right to set new margin maintenance requirements in accordance with Smith Barney's margin maintenance policy. No change of policy shall occur without fourteen (14) calendar days written notice.

         6) Osborne will execute a personal guaranty, in the form attached hereto, no later than April 26, 1995 pursuant to which Osborne unconditionally guarantees payment of the margin debit in the Account.
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         7)      All dividends (including a dividend relating to the Shares payable in April or May of 1995) and distributions relating to all securities in the Account, will be deposited into and credited to the Account.

         8) Any assets deposited into the Account after April 26, 1995, will be in the form of cash, cash equivalents or securities that have been approved by Smith Barney. TVF shall not have the right to withdraw assets from the Account to the extent such withdrawals would cause the margin debit in the Account to increase. In the event TVF sells securities in the Account, the net proceeds of such sale must be applied to eliminate the margin debit in the Account prior to withdrawal of such proceeds from the Account. TVF may not transfer any securities out of the Account without written authorization from Smith Barney unless the debit in the Account has been eliminated.

         9) In the event of a conflict between the provisions of this Agreement and the provisions of the Client Agreement governing the Account, the provisions of this Agreement shall prevail. In all other respects, the provisions of the Client Agreement shall govern the operation of the Account.

         10) This Agreement may not be assigned by Osborne or TVF without Smith Barney's prior written consent.

         11) This Agreement may be amended from time to time by mutual agreement in writing among the parties. There shall be no oral modification of this Agreement.

         12) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict of laws provisions thereof.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth above.

SMITH BARNEY, INC.                           TURKEY VULTURE FUND XIII, LTD.


By:/s/ Don S. Schechter                      By: /s/ Richard M. Osborne
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                                             Managing Member



                                      RICHARD M. OSBORNE


                                      /s/ Richard M. Osborne
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